Exhibit 23.2
Consent of Independent Auditors

The Board of Directors
Industrial Property Trust Inc.:
We consent to the incorporation by reference in the registration statements No. 333-194656 on Form S-8 and No. 333-184126 on Form S-3 of Industrial Property Trust Inc. and subsidiaries of our report dated February 22, 2019, with respect to the consolidated balance sheets of Build-To-Core Industrial Partnership I LP as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2018 annual report on Form 10-K of Industrial Property Trust Inc.

/s/ KPMG LLP

Denver, Colorado
March 6, 2019